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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  )*

ABLEST INC.
(Name of Issuer)
Common Stock, $.05 par value per share
(Title of Class of Securities)
00371W100
(CUSIP Number)
Charles H. Heist, III
1511 N. Westshore Boulevard
Tampa, FL 33607
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copy to:

David S. Felman, Esq.
Hill, Ward & Henderson, P.A.
101 E. Kennedy Boulevard, Suite 3700
Tampa, FL 33602
April 4, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00371W100	SCHEDULE 13D	Page	2	of	15

1	NAMES OF REPORTING PERSONS: Charles H. Heist, III

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,473,305

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,473,305

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,473,305

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	50.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	00371W100	SCHEDULE 13D	Page	3	of	15

1	NAMES OF REPORTING PERSONS: Karen L. Heist

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,473,305

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,473,305

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,473,305

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	50.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	00371W100	SCHEDULE 13D	Page	4	of	15

1	NAMES OF REPORTING PERSONS: Kurt R. Moore

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF,OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		79,032

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		79,032

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	79,032

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	00371W100	SCHEDULE 13D	Page	5	of	15

1	NAMES OF REPORTING PERSONS: Dixie Lea Clark

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,473,305

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,473,305

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,473,305

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	50.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	00371W100	SCHEDULE 13D	Page	6	of	15

1	NAMES OF REPORTING PERSONS: Victoria Hall

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,473,305

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,473,305

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,473,305

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	50.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	00371W100	SCHEDULE 13D	Page	7	of	15

1	NAMES OF REPORTING PERSONS: Rebecca L. Heist

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,473,305

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,473,305

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,473,305

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	50.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	00371W100	SCHEDULE 13D	Page	8	of	15

1	NAMES OF REPORTING PERSONS: Kelli A. Heist

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,473,305

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,473,305

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,473,305

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	50.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

SCHEDULE 13D
     EXPLANATORY NOTE: This statement on Schedule 13D (this “Schedule 13D”), among other things, amends and supplements each of the statements on Schedule 13D and amendments thereto filed with the Securities and Exchange Commission by (i) Charles H. Heist, III, Karen L. Heist and Kurt R. Moore (the “Heist Schedule 13D”), (ii) Dixie Lea Clark and (iii) Victoria Heist Hall.
     By virtue of the Investors’ Proposal described in Item 4 below, at the time of the filing of the Heist Schedule 13D, Charles H. Heist, III, Karen L. Heist and Kurt R. Moore (collectively, the “Heist Reporting Persons”) may have been deemed to constitute a “group” with Donald W. Burton, The Burton Partnership, Limited Partnership, and The Burton Partnership (QP), Limited Partnership (collectively, the “Burton Affiliates”) within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. As more fully described in Item 4 below, after the filing of the Heist Schedule 13D, Ablest Inc. entered into a Merger Agreement with persons unaffiliated with the Heist Reporting Persons or the Burton Affiliates and Mr. Heist and certain members of the Heist family entered into the Voting Agreement described in Item 4 below. The parties to the Voting Agreement have agreed to vote in favor of the transactions contemplated by the Merger Agreement. As a result, at this time, the Heist Reporting Persons and the Burton Affiliates are no longer pursuing the transactions contemplated by the Investors’ Proposal and the Heist Reporting Persons disclaim membership in any group comprised of the Heist Reporting Persons and the Burton Affiliates.
Item 1. Security and Issuer.
     This Schedule 13D relates to common stock, par value $0.05 per share (“Common Stock”), of Ablest Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 1511 N. Westshore Boulevard, Tampa, Florida 33607.
Item 2. Identity and Background.
     (a) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Charles H. Heist, III, (ii) Karen L. Heist, (iii) Kurt R. Moore, (iv) Dixie Lea Clark , (v) Victoria Heist Hall, (vi) Rebecca L. Heist and (vii) Kelli A. Heist. A joint filing arrangement is attached hereto as Exhibit 7.01.
     (b) The business address of each Reporting Person is 1511 N. Westshore Boulevard, Tampa, Florida 33607.
     (c) The present principal occupation of Mr. Heist is the Chairman of Board of Directors of the Issuer. The present principal occupation of Karen L. Heist is engaging in various part-time employment activities. The present principal occupation of Mr. Moore is the President and Chief Executive Officer of the Issuer. The present principal occupation of Ms. Clark is a real estate agent. The present principal occupation of Ms. Hall is a payroll processor with FrankCrum Inc., a provider of human resource management services, which is located at 100 South Missouri Avenue, Clearwater, Florida 33756. The present principal occupation of Rebecca L. Heist is an attorney with the law firm of Johnson, Pope, Bokor, Ruppel & Burns, LLP, which is located at 911 Chestnut Street, P.O. Box 1368, Clearwater, Florida 33756. The present principal occupation of Kelli A. Heist is an operations employee with Delta Air Lines Inc.
     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such Reporting

Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Each Reporting Person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
     The shares of Common Stock that Mr. Heist, Ms. Clark, Ms. Hall, Rebecca L. Heist and Kelli A. Heist beneficially own were acquired through (i) open market purchases using personal funds, (ii) share distributions by the Issuer, (iii) share splits by the Issuer, and (iv) gifts. The shares of Common Stock that Karen L. Heist owns were acquired by gift. The shares of Common Stock that Mr. Moore owns were acquired through (i) open market purchases using personal funds and (ii) compensation arrangements with the Issuer.
Item 4. Purpose of the Transaction.
     On January 18, 2007, Mr. Heist, the Issuer’s Chairman, and Donald W. Burton met with a special committee of the Issuer’s Board of Directors (the “Special Committee”) and delivered a proposal pursuant to which an acquisition vehicle formed by Mr. Heist, Mr. Burton, The Burton Partnership, Limited Partnership, The Burton Partnership (QP), Limited Partnership, and Kurt R. Moore, a director and President and Chief Executive Officer of the Issuer (collectively, the “Investors”), would offer to acquire by merger all of the outstanding shares of Common Stock (other than certain shares held directly or indirectly by the Investors) for a purchase price of $7.50 per share in cash (the “Investors’ Proposal”). As more fully described below, the Issuer subsequently declined the Investors’ Proposal in favor of an alternative offer and the Heist Shareholders (as defined below) entered into a Voting Agreement pursuant to which the Heist Shareholders have agreed to vote in favor of the transactions contemplated by the alternative offer. As a result, at this time, the Heist Reporting Persons and the Burton Affiliates are no longer pursuing the transactions contemplated by the Investors’ Proposal and the Heist Reporting Persons disclaim membership in any group comprised of the Heist Reporting Persons and the Burton Affiliates.
     On April 4, 2007, the Issuer announced in a Current Report on Form 8-K that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Koosharem Corporation, a California corporation (“Parent”), and Select Acquisition, Inc., a Delaware corporation, and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Issuer, with the Issuer as the surviving corporation (the “Merger”). The Merger Agreement contemplates that each share of the Issuer’s common stock (including shares of restricted stock but excluding certain shares held by the Issuer, Parent or Merger Sub, or any of their respective subsidiaries, and other than those shares with respect to which appraisal rights are properly exercised) will be converted into the right to receive $11.00 in cash.
     In connection with the Issuer’s entry into the Merger Agreement, Mr. Heist, Karen L. Heist, Ms. Clark, Ms. Hall, Rebecca L. Heist and Kelli A. Heist (the “Heist Shareholders”), in their respective capacities as shareholders and trustees of certain trusts, entered into a Voting Agreement with Parent and Merger Sub (the “Voting Agreement”) on April 4, 2007, pursuant to which, among other things, the Heist Shareholders have agreed (i) to vote in favor of the transactions contemplated by the Merger Agreement, (ii) to vote against any proposal regarding certain mergers, share exchanges, business combinations, recapitalizations, purchases or sales or other dispositions of the assets of the Issuer, or any other substantially similar transactions or series of related transactions that would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated by the Merger Agreement, and (iii) not to transfer their shares except under certain circumstances. The Voting Agreement will terminate upon any termination of the Merger Agreement. The foregoing summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is attached hereto as Exhibit 7.02 and incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of Issuer.
     (a) and (b) The respective percentages set forth below are based on 2,927,424 shares of Common Stock outstanding at March 12, 2007, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on March 14, 2007 (the “Reported Shares Outstanding”). An aggregate of 1,473,305 shares of Common Stock are subject to the Voting Agreement. By virtue of the Voting Agreement, each Heist Shareholder may be deemed to share with the other Heist Shareholders the power to vote or direct the voting and dispose or direct the disposition of the shares subject to the Voting Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Heist Shareholder that he or she is the beneficial owner of any of the shares of Common Stock by virtue of the Voting Agreement for purposes of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
     Mr. Heist may be deemed to have beneficial ownership of 1,473,305 shares of Common Stock, which represents 50.3% of the Reported Shares Outstanding. These shares include (i) 10,868 shares owned of record by Mr. Heist, (ii) 191,047 shares held in the Charles H. Heist Revocable Trust, a trust in which Mr. Heist is the sole trustee, (iii) 454,645 shares held in the C. H. Heist Intervivos Trust, of which Mr. Heist and Rebecca L. Heist are co-trustees (the “C. H. Heist Trust Shares”), (iv) 451,093 shares held in nine (9) trusts (the “Grandchildren Trusts”) for the benefit of the children of Mr. Heist and his sisters, Victoria Hall and Dixie Lea Clark (the “Grandchildren Trust Shares”), of which Mr. Heist, Ms. Hall and Ms. Clark are the co-trustees and (v) 365,652 shares held by other Heist Shareholders that are also subject to the Voting Agreement.
     Karen L. Heist may be deemed to have beneficial ownership of 1,473,305 shares of Common Stock, which represents 50.3% of the Reported Shares Outstanding. These shares include (i) 127,248 held in the Karen L. Heist Revocable Trust, a trust in which Karen L. Heist is the sole trustee, and (ii) 1,346,057 shares held by other Heist Shareholders that are also subject to the Voting Agreement.
     Mr. Moore beneficially owns 79,032 shares of Common Stock, which represents 2.7% of the Reported Shares Outstanding. Mr. Moore has sole power to vote or direct the voting and dispose or direct the disposition of these shares.
     Ms. Clark may be deemed to have beneficial ownership of 1,473,305 shares of Common Stock, which represents 50.3% of the Reported Shares Outstanding. These shares include (i) 126,014 shares owned of record by Ms. Clark, (ii) the Grandchildren Trust Shares and (iii) 896,198 shares held by other Heist Shareholders that are also subject to the Voting Agreement.
     Ms. Hall may be deemed to have beneficial ownership of 1,473,305 shares of Common Stock, which represents 50.3% of the Reported Shares Outstanding. These shares include (i) 91,941 shares owned of record by Ms. Hall, (ii) the Grandchildren Trust Shares and (iii) 930,271 shares held by other Heist Shareholders that are also subject to the Voting Agreement.
     Rebecca L. Heist may be deemed to have beneficial ownership of 1,473,305 shares of Common Stock, which represents 50.3% of the Reported Shares Outstanding. These shares include (i) the C. H. Heist Intervivos Trust Shares and (ii) 1,018,660 shares held by other Heist Shareholders that are also subject to the Voting Agreement.
     Kelli A. Heist may be deemed to have beneficial ownership of 1,473,305 shares of Common Stock, which represents 50.3% of the Reported Shares Outstanding. These shares include (i) 20,449 owned of record by Kelli A. Heist and (ii) 1,452,856 shares held by other Heist Shareholders that are also subject to the Voting Agreement.
     (c)  Not applicable.
     (d)  Not applicable.
     (e)  Not applicable.
Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.
     The information set forth in or incorporated by reference into Items 4 and 5 above is incorporated by reference in its entirety into this Item 6.
     In connection with the Investors’ Proposal, Mr. Heist, The Burton Partnership, Limited Partnership (“BP”) and The Burton Partnership (QP), Limited Partnership (“BPQP”, and together with BP, the “Burton Partnerships”) entered into a Letter Agreement on February 28, 2007 (the “Letter Agreement”), pursuant to which Mr. Heist, on the one hand, and the Burton Partnerships, on the other hand, will be responsible for the payment, subject to certain conditions, of 74.8% and 25.2%, respectively, of all reasonable fees, costs and disbursements incurred by the Burton Partnerships, Mr. Heist or their respective affiliates in connection with the Investors’ Proposal. The foregoing summary of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, a copy of which is attached hereto as Exhibit 7.03 and incorporated by reference in its entirety into this Item 6.
     Also in connection with the Investors’ Proposal, AACH, Inc., an acquisition vehicle formed by the Investors (“AACH”), entered into a Debt Commitment Letter (the “Debt Commitment Letter”) with Manufacturers and Traders Trust Company (the “Lender”) on January 30, 2007, pursuant to which the Lender committed to provide to the Issuer, subject to certain conditions, up to $15.5 million in debt financing, through a combination of a senior secured term loan and a senior secured revolving credit facility, which financing was anticipated to be used to fund the merger contemplated by the Investors’ Proposal and for general corporate purposes for the operation of the Issuer following the closing of the transactions contemplated by the Investors’ Proposal. The foregoing summary of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter, a copy of which is attached hereto as Exhibit 7.04 and incorporated by reference in its entirety into this Item 6.
     454,645 shares of Common Stock beneficially owned by Mr. Heist for which he has shared voting and dispositive power are held in the C. H. Heist Intervivos Trust. Mr. Heist, Ms. Hall and Ms. Clark are the income beneficiaries of the C. H. Heist Intervivos Trust for life, and Mr. Heist and Rebecca L. Heist, as co-trustees of the C.H. Heist Intervivos Trust, have the authority to invade the corpus of the C. H. Heist Intervivos Trust for the benefit of those income beneficiaries. The children of Mr. Heist, Ms. Hall and Ms. Clark are the remaindermen of the C. H. Heist Intervivos Trust. The co-trustees may vote, dispose of or take any other action with respect to the securities in the C. H. Heist Intervivos Trust upon majority vote.
     451,093 shares of Common Stock beneficially owned by Mr. Heist for which he has shared voting and dispositive powers are held in the Grandchildren Trusts. One-half of the trust estate will be distributed to the applicable grandchild when he or she attains age 30 with the balance distributed to such grandchild upon his or her 35th birthday. Mr. Heist, Ms. Hall and Ms. Clark are the co-trustees of the Grandchildren Trusts. The co-trustees may invade the corpus of the trust for certain limited purposes and only for the benefit of the beneficiaries of the trust. The co-trustees may vote, dispose of or take any action with respect to the securities in the trust.
     Mr. Heist, as co-trustee of the C.H. Heist Intervivos Trust and personal representative of the Estate of Clydis D. Heist (the “Estate”), and Rebecca L. Heist, as co-trustee of the C.H. Heist Intervivos Trust, are parties to a Commercial Note, dated March 24, 2006, with SunTrust Bank, a Georgia banking corporation (“SunTrust”), pursuant to which the Estate borrowed approximately $1,324,022.89 (the “Loan”). In connection with the Loan, Mr. Heist and Rebecca L. Heist, as co-trustees of the C.H. Heist Intervivos Trust, are parties to a Security Agreement in favor of SunTrust pursuant to which they have pledged the C.H. Heist Trust Shares as collateral for the Loan. Additionally, in connection with the Loan and Security Agreement, Mr. Heist, as co-trustee of the C.H. Heist Intervivos Trust and personal representative of the Estate, and Rebecca L. Heist, as co-trustee of the C.H. Heist Intervivos Trust, are parties to a Margin Agreement with SunTrust. The Loan, Security Agreement and Margin Agreement contain standard default and similar provisions that would permit SunTrust to take ownership of the C.H. Heist Trust Shares upon the occurrence of an event of default.
     4,540 shares of Common Stock owned of record by Mr. Heist are restricted pursuant to the terms of the Issuer’s 2002 Restricted Stock Plan (the “2002 Plan”) and Restricted Stock Plan Award Agreements entered into between Mr. Heist and the Issuer in connection with the award of such restricted shares. The restrictions on such shares lapse in three equal installments from the date of grant, such that the restrictions with respect to 2,223 of such shares shall lapse in 2007, the restrictions with respect to 1,410 of such shares shall lapse in 2008, and the restrictions with respect to 907 of such shares shall lapse in 2009. In the event of a change of control or the termination of Mr. Heist’s employment due to death, disability, retirement or termination by the Issuer without cause, all restrictions on such shares shall lapse. In the event of termination of Mr. Heist’s employment for any other reason (including for cause), all restricted shares shall be forfeited to the Issuer. While shares are subject to the restrictions, Mr. Heist retains voting power and all economic benefits of ownership, but may not transfer the restricted shares. The proposal with respect to the Proposed Transaction contemplates that all restrictions on such shares would lapse.
     11,679 shares of Common Stock owned of record by Mr. Moore are restricted pursuant to the terms of the 2002 Plan and Restricted Stock Plan Award Agreements entered into between Mr. Moore and the Issuer in connection with the award of such restricted shares. The restrictions on such shares lapse in three equal installments from the date of grant, such that the restrictions with respect to 4,853 of such shares shall lapse in 2007, the restrictions with respect to 4,121 of such shares shall lapse in 2008, and the restrictions with respect to 2,705 of such shares shall lapse in 2009. Additionally, 13,500 shares of Common Stock owned of record by Mr. Moore are restricted pursuant to the terms of the Issuer’s Executive Stock Awards Plan, all of which restrictions shall lapse in 2007. In the event of a change of control or the termination of Mr. Moore’s employment due to death, disability, retirement or termination by the Issuer without cause, all restrictions on such shares shall lapse. In the event of termination of Mr. Moore’s employment for any other reason (including for cause), all restricted shares shall be forfeited to the Issuer. While shares are subject to the restrictions, Mr. Moore retains voting power and all economic benefits of ownership, but may not transfer the restricted shares. The proposal with respect to the Proposed Transaction contemplates that all restrictions on such shares would lapse.
     A copy of the form of Restricted Stock Plan Award Agreement is attached hereto as Exhibit 7.05, and is incorporated by reference herein. A copy of the 2002 Plan was filed as Appendix A to the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 5, 2003 and is incorporated by reference herein. A copy of the Issuer’s Executive Stock Awards Plan was filed as Exhibit 10(a) to the Issuer’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on January 12, 2004 and is incorporated by reference herein. Each of the above descriptions of the

Restricted Stock Plan Award Agreements, 2002 Plan and Executive Stock Awards Plan is merely a summary and is qualified in its entirety by reference to the terms thereof.
Item 7. Material to be Filed as Exhibits.
     The following documents are filed as exhibits hereto:

Exhibit 7.01.	Joint Filing Agreement by and among the Reporting Persons, dated April 16, 2007
Exhibit 7.02.	Voting Agreement, dated April 4, 2007
Exhibit 7.03.	Letter Agreement, dated February 28, 2007
Exhibit 7.04.	Debt Commitment Letter, dated January 30, 2007
Exhibit 7.05.	Form of Restricted Stock Plan Award Agreement

     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2007	/s/ Charles H. Heist, III
CHARLES H. HEIST, III, Individually,
as Co-Trustee of C. H. Heist Intervivos Trust, and as Co-Trustee of the Grandchildren Trusts

Dated: April 16, 2007	/s/ Karen L. Heist
KAREN L. HEIST

Dated: April 16, 2007	/s/ Kurt R. Moore
KURT R. MOORE

Dated: April 16, 2007	/s/ Dixie Lea Clark
DIXIE LEA CLARK, Individually and
as Co-Trustee of the Grandchildren Trusts

Dated: April 16, 2007	/s/ Victoria Hall
VICTORIA HALL, Individually and
as Co-Trustee of the Grandchildren Trusts

Dated: April 16, 2007	/s/ Rebecca L. Heist
REBECCA L. HEIST, Individually and
as Co-Trustee of C. H. Heist Intervivos Trust

Dated: April 16, 2007	/s/ Kelli A. Heist
KELLI A. HEIST

EXHIBIT INDEX

Exhibit 7.01.	Joint Filing Agreement by and among the Reporting Persons, dated April 16, 2007
Exhibit 7.02.	Voting Agreement, dated April 4, 2007
Exhibit 7.03.	Letter Agreement, dated February 28, 2007
Exhibit 7.04.	Debt Commitment Letter, dated January 30, 2007
Exhibit 7.05.	Form of Restricted Stock Plan Award Agreement